                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August, 2002


                                Centerpulse Ltd.
                                ----------------
                 (Translation of Registrant's Name Into English)

                                Andreasstrasse 15
                                   8050 Zurich
                                   Switzerland
                                   -----------
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F   X     Form 40-F
                                        -----             -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes               No   X
                                     -----            -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________)



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         Centerpulse Ltd. is filing this Report on Form 6-K to furnish the attached second quarter report to our shareholders, which is attached hereto as
Exhibit 99.1, and to furnish the Certifications of the Company's Chief Executive Officer and Chief Financial Officer with respect thereto, which are attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively.

         Centerpulse Ltd. hereby incorporates this Report on Form 6-K by reference into the Registration Statements on Form S-8, No. 33-8300, No. 333-76280, No. 333-76282 and No. 333-85388.

         Exhibit 99.1      Second Quarter Report 2002

         Exhibit 99.2      Certification of Chief Executive Officer, Max Link

         Exhibit 99.3      Certification of Chief Financial Officer, Urs Kamber



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CENTERPULSE LTD.


Dated: August 26, 2002                          /s/ David S. Wise
                                                --------------------------------
                                                David S. Wise
                                                Authorized Representative



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                               INDEX TO EXHIBITS


EXHIBIT
NUMBER     DESCRIPTION
-------    -----------
 99.1      Second Quarter Report 2002

 99.2      Certification of Chief Executive Officer, Max Link

 99.3      Certification of Chief Financial Officer, Urs Kamber